UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TPCO HOLDING CORP.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

87270T106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87270T106

(1)	Names of reporting persons. Michael Auerbach
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 17,206
(6) Shared voting power. 6,676,522
(7) Sole dispositive power. 17,206
(8) Shared dispositive power. 6,676,522
(9)	Aggregate amount beneficially owned by each reporting person. 6,693,728
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 6.9%
(12)	Type of reporting person (see instructions). IN

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CUSIP No. 87270T106

(1)	Names of reporting persons. M3 DAAT, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 0
(6) Shared voting power. 6,672,470
(7) Sole dispositive power. 0
(8) Shared dispositive power. 6,672,470
(9)	Aggregate amount beneficially owned by each reporting person. 6,672,470
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 6.9%
(12)	Type of reporting person (see instructions). IA

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CUSIP No. 87270T106

(1)	Names of reporting persons. Murphy Ofutt LCV LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 0
(6) Shared voting power. 3,952
(7) Sole dispositive power. 0
(8) Shared dispositive power. 3,952
(9)	Aggregate amount beneficially owned by each reporting person. 3,952
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 0.0%
(12)	Type of reporting person (see instructions). OO

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CUSIP No. 87270T106

(1)	Names of reporting persons. Murphy Ofutt, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 0
(6) Shared voting power. 100
(7) Sole dispositive power. 0
(8) Shared dispositive power. 100
(9)	Aggregate amount beneficially owned by each reporting person. 100
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 0.0%
(12)	Type of reporting person (see instructions). OO

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CUSIP No. 87270T106

13G

Item 1(a).	Name of Issuer

TPCO Holding Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1550 Leigh Avenue, San Jose, California 95125

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed on behalf of Michael Auerbach, M3 DAAT, LLC, Murphy Ofutt LCV LLC, and Murphy Ofutt, LLC (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address for the principal business office of the Reporting Persons is 42 Crosby Street, Unit 2N, New York, NY 10012.

Item 2(c).	Citizenship

The citizenships or place of organization for each of the Reporting Persons is as follows:

i.	Michael Auerbach is a United States Citizen

ii.	M3 DAAT, LLC is a Delaware limited liability company

iii.	Murphy Ofutt LCV LLC is a Delaware limited liability company

iv.	Murphy Ofutt, LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities

Common Shares, no par value (the “Common Shares”)

Item 2(e).	CUSIP No.

87270T106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership

(a)-(c)

The information relating to the beneficial ownership of Common Shares by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 96,997,982 shares of Common Shares outstanding as of November 9, 2021 as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 15, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

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CUSIP No. 87270T106

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holdings Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Michael Auerbach is the Managing Member of M3 DAAT, LLC, the Managing Member of Murphy Ofutt LCV LLC, and the Managing Member of Murphy Ofutt, LLC and has voting and dispositive power over the shares held by each of these entities.

The Reporting Persons may be deemed to be members of a group with respect to the Common Shares held by the Reporting Persons.

Item 9.	Identification and Classification of Members of the Group

Not applicable.

Item 10.	Certifications

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

MICHAEL AUERBACH

/s/ Michael Auerbach

M3 DAAT, LLC

By:	/s/ Michael Auerbach
Name:	Michael Auerbach
Title:	Managing Member

MURPHY OFUTT, LCV LLC

By:	/s/ Michael Auerbach
Name:	Michael Auerbach
Title:	Managing Member

MURPHY OFUTT, LLC

By:	/s/ Michael Auerbach
Name:	Michael Auerbach
Title:	Managing Member

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement